UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras releases teasers for the sale of assets in refining and logistics in the country

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Rio de Janeiro, June 27, 2022 – Petróleo Brasileiro S.A. – Petrobras, following up on the releases disclosed on 02/08/2021, 08/25/2021, and 10/01/2021, informs that today it has restarted the processes for the sale of Refinaria Abreu e Lima (RNEST), in Pernambuco, Refinaria Presidente Getúlio Vargas (REPAR), in Paraná, and Refinaria Alberto Pasqualini (REFAP), in Rio Grande do Sul, as well as the logistics assets integrated to these refineries.

The teasers, which contain key information about the assets and the eligibility criteria for the selection of potential participants, are available on Petrobras’ website: https://www.investidorpetrobras.com.br/en/results-and-notices/teasers.

The main subsequent steps of the sale processes of these three refineries will be informed to the market in due course.

Petrobras' refining divestment plan represents approximately 50% of the national refining capacity, totaling 1.1 million barrels per day of processed oil, and considers the full sale of the following assets: Abreu e Lima Refinery (RNEST), Shale Industrialization Unit (SIX), Landulpho Alves Refinery (RLAM), Gabriel Passos Refinery (REGAP), Presidente Getúlio Vargas Refinery (REPAR), Alberto Pasqualini Refinery (REFAP), Isaac Sabbá Refinery (REMAN) and Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR), as well as the logistics assets integrated to these refineries.

The sale of these eight refineries is being conducted in accordance with Decree 9,188/2017 and the Petrobras Divestment Methodology, through independent competitive processes, which are at different stages, as widely disclosed by the company. The operations are in line with Resolution No. 9/2019 of the National Energy Policy Council, which established guidelines for the promotion of free competition in the refining activity in the country, and integrate the commitment signed by Petrobras with CADE in June 2019 for the opening of the refining sector in Brazil.

Petrobras concluded the sale of RLAM, on 11/30/2021, and the REMAN, LUBNOR, and SIX refineries have already had their purchase and sale contracts signed and are awaiting the fulfillment of the preceding conditions, among them, obtaining regulatory approvals, to be concluded. REGAP, on the other hand, is in the binding phase.

The refining divestments are aligned to the company's portfolio management strategy and to the improvement in the allocation of the company's capital, aiming at the maximization of value and greater return to society.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer